FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October, 2004
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page
Item 1.	Announcement Regarding Claxson Interactive Group Inc.’s Agreement to Sell Chilevision	3

Signatures		4

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Item 1.	Announcement Regarding Claxson Interactive Group Inc.’s Agreement to Sell Chilevision

Claxson Interactive Group Inc. (“Claxson” or the “Company”) has accepted an offer to sell Red de Televisión Chilevision S.A., its Chilean television network. Completion of the sale is conditioned upon, among other things, successful negotiation of an exclusivity agreement with the bidder, payment by the bidder of an exclusivity fee, satisfactory completion of diligence by the proposed buyer, negotiation of a definitive purchase and sale agreement, approval of the Board of Directors of Claxson and receipt of regulatory approval. Claxson intends to disclose the name of the purchaser upon execution of the exclusivity agreement. It is anticipated that the exclusivity agreement will contain confidentiality provisions which will prohibit disclosure of the proposed terms of the transaction.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. (Registrant)
Date: October 4, 2004	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer

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